UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share

(Title of Class of Securities)

450047204

(CUSIP Number)

Saúl Zang

Juan Manuel Quintana

Carolina Zang

María de los Ángeles del Prado

Estudio Zang, Bergel y Viñes

Florida 537, 18th Floor

Buenos Aires, Argentina

+54(11) 4322-0033

(Name, Address and Telephone Number of Person authorized to Receive Notices and Communications)

September 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 450047204	Page 2 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 87,197
8. SHARED VOTING POWER 273,036,042
9. SOLE DISPOSITIVE POWER 87,197
10. SHARED DISPOSITIVE POWER 277,461,481

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,461,481
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.95%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 450047204	Page 3 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 273,036,042
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 277,461,481

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,461,481
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.95%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 4 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 273,036,042
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 277,461,481

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,461,481
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.95%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 5 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud Sociedad Anónima Comercial Inmobiliaria Financiera y Agropecuaria
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 273,036,042
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 277,461,481

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,461,481
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.95%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 6 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dolphin Fund PLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 4,425,439
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 277,461,481

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,461,481
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.95%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 7 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 273,036,042
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 277,461,481

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,461,481
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.95%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 8 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agrology S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 273,036,042
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 277,461,481

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,461,481
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.95%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 9 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 273,036,042
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 277,461,481

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,461,481
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.95%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 10 of 28 Pages

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 273,036,042
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 277,461,481

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,461,481
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.95%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 11 of 28 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 9 TO SCHEDULE 13D

This Amendment No. 9 Schedule 13D (“Amendment No. 9”) amends and restates Items 3, 4 and 5 and supplements Item 6 of the Schedule 13D filed by IRSA with the SEC (the “Schedule 13D”), as amended and restated from time to time. Capitalized terms used in this Amendment No. 9 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

SCHEDULE 13D

CUSIP No. 450047204	Page 12 of 28 Pages

Item 3.	Source and Amount of Funds or Other Consideration

As of September 19, 2008, the IRSA common shares beneficially owned by the Reporting Persons consisted of 277,461,481 shares, representing 47.95% of IRSA’s outstanding share capital.

The funds used to purchase the IRSA common shares were derived from (i) Cresud’s capital increase, (ii) working capital and (iii) short term borrowings.

Item 4.	Purpose of Transaction

Since August 22, 2008, the Reporting Persons increased their beneficial ownership of IRSA common shares by acquiring shares representing an additional 1.28% (net of sales of common shares since such date) of IRSA’s outstanding share capital. Such increase was the net result of purchases (net of sales in the open market) of the equivalent of 7,400,866 IRSA common shares acquired in the open market.

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

These transactions were effected from August 22, 2008 to September 19, 2008 (the “Transaction Period”).

Item 5.	Interests in Securities of the Issuer

(a)	As of September 19, 2008, the Reporting Persons beneficially owned 277,461,481 common shares of IRSA, representing 47.95% of its outstanding share capital.

The following is a description of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of September 19, 2008:

Shareholder	Number of Shares Currently Owned	% of Currently Outstanding Shares
Reporting Persons	277,461,481	47.95%
Total IRSA Outstanding Shares	578,676,460

(i)	Elsztain is the Chairman of the Board of Directors of IFIS, IFISA, Cresud, Dolphin, CAM, CVC Uruguay and CVC Cayman, except for Agrology a company 97% of Cresud. Elsztain is the beneficial owner of 36.46% of IFIS, including: (a) 15.97% owned directly, (b) 9.07% owned indirectly through CVC Uruguay, (c) 9.44% owned indirectly through Dolphin and (d) 1.97% owned indirectly through CVC Cayman. Elsztain owns 85.0% of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman. On March 11, 2008, Elsztain signed an Irrevocable Proxy with Baldwin Enterprises Inc. (“Baldwin”) in which he agreed to cause CVC Cayman, in its capacity as the investment manager of Dolphin, to relinquish voting rights only with respect to any common shares of IFIS, IFISA, IRSA and Cresud owned by Dolphin in favor of the independent directors of Dolphin. Thus, Elsztain by virtue of his position and voting power may be deemed to have voting power equal to 26.36% of IFIS’ voting rights.

SCHEDULE 13D

CUSIP No. 450047204	Page 13 of 28 Pages

(ii)	IFIS is the direct owner of 100% of the common shares of IFISA.

(iii)	IFISA directly owns 0.26% of IRSA’s outstanding stock and 33.41% of Cresud’s shares on a fully diluted basis.

(iv)	Cresud directly owns the equivalent of 248,909,453 common shares of IRSA, which amounts to 43.01% of IRSA’s outstanding stock.

(v)	Dolphin Fund directly owns 0.76% of IRSA’s outstanding stock.

(vi)	CVC Cayman serves as the Investment Manager of Dolphin Fund Plc and IFIS and does not own IRSA common shares.

(vii)	CAM directly owns 0.11% of IRSA’s outstanding stock.

(viii)	Agrology directly owns 3.78% of IRSA’s outstanding stock.

SCHEDULE 13D

CUSIP No. 450047204	Page 14 of 28 Pages

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of September 19, 2008:

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 277,461,481 common shares, representing 47.95% of the issued and outstanding common shares of IRSA, as of September 19, 2008.

(b)	Item 5(a) is incorporated herein by reference.

(c)	Transactions by the Reporting Persons or other persons named in Schedule A in IRSA common shares that were effected during the transaction period are listed on Annex I, which is incorporated herein by reference.

(d)-(e)	Not applicable.

SCHEDULE 13D

CUSIP No. 450047204	Page 15 of 28 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6. of the Amendment No. 6, 7 and 8 previously filed is hereby amended by adding the following agreement.

Securities Loan Agreement: On August 22, 2008, Alejandro Gustavo Elsztain entered into a Securities Loan Agreement with IFISA, by which Alejandro Gustavo Elsztain granted 156,799 IRSA GDRs representative of 10 common shares, with a nominal value of Ps. 1 per share and 131,328 Cresud ADRs representative of 10 common shares, with a nominal value of Ps. 1 per share. This loan agreement will accrue monthly interest at an annual rate equivalent to 3 month LIBOR, plus 150 basis points and will be effective for 30 days, renewable for equal periods, and up to 360 days.

Notwithstanding the aforementioned agreement, Alejandro Gustavo Elsztain maintains the political and economic rights related to the GDRs and ADRs. As regards exercising the political rights, Alejandro Gustavo Elsztain will grant a power of attorney to IFISA with the respective voting instructions. As regards the economic rights, IFISA commits to transfer immediately to Alejandro Gustavo Elsztain the dividends received.

Securities Loan Agreement: On August 22, 2008, Dolphin entered into a Securities Loan Agreement with IFISA, by which Dolphin granted 150,288 IRSA GDRs representative of 10 common shares, with a nominal value of Ps. 1 and 136,291 Cresud ADRs representative of 10 common shares, with a nominal value of Ps. 1. This loan agreement will accrue monthly interest at an annual rate equivalent to 3 month LIBOR, plus 150 basis points and will be effective for 30 days, renewable for equal periods, and up to 360 days.

Notwithstanding the aforementioned agreement, Dolphin maintains the political and economic rights related to the GDRs and ADRs. As regards exercising the political rights, Dolphin will grant a power of attorney to IFISA with the respective voting instructions. As regards the economic rights, IFISA commits to transfer immediately to Dolphin the dividends received.

SCHEDULE 13D

CUSIP No. 450047204	Page 16 of 28 Pages

Schedule A

Eduardo S. Elsztain
Bolívar 108, 1st floor
(1066) Buenos Aires
Republic of Argentina
Citizen of Argentina
Directors and Executive Officers of IFIS Limited Directors
1.	Eduardo S. Elsztain
Director
Washington Mall West, 7 Reid Street,
Hamilton HM 11,
Bermuda.
Citizen of Argentina

2.	Saul Zang
Director
Washington Mall West, 7 Reid Street,
Hamilton HM 11,
Bermuda.
Citizen of Argentina

3.	Joseph Steinberg
Director
Washington Mall West, 7 Reid Street,
Hamilton HM 11,
Bermuda.
Citizen of the United States

4.	Mariana Renata Carmona de Elsztain
Director
Washington Mall West, 7 Reid Street,
Hamilton HM 11,
Bermuda.
Citizen of Argentina

5.	Alejandro Gustavo Elsztain
Director
Washington Mall West, 7 Reid Street,
Hamilton HM 11,
Bermuda.
Citizen of Argentina

CUSIP No. 450047204	Page 17 of 28 Pages

Directors of Consultores Venture Capital Uruguay

Directors

1.	Eduardo S. Elsztain (Chairman)
Director
Zabala 1422, 2nd floor
(11500) Montevideo
Republic of Uruguay
Citizen of Argentina

2.	Eduardo Simon Bartfeld
Director
Zabala 1422, 2nd floor
(11500) Montevideo
Citizen of Uruguay

3.	Olga Stirling
Director
Zabala 1422, 2nd floor
(11500) Montevideo
Citizen of Uruguay

Directors of Consultores Assets Management S.A.

Directors

1.	Eduardo S. Elsztain (Chairman)
Director
Bolívar 108, 1st floor
(1066) Buenos Aires
Republic of Argentina
Citizen of Argentina

2.	Saul Zang
Director
Bolívar 108, 1st floor
(1066) Buenos Aires
Republic of Argentina
Citizen of Argentina

3.	Oscar Bergotto
Director
Bolívar 108, 1st floor
(1066) Buenos Aires
Republic of Argentina
Citizen of Argentina

CUSIP No. 450047204	Page 18 of 28 Pages

Directors of Consultores Venture Capital Limited

Directors

1.	Eduardo S. Elsztain (Chairman)
Director
Regatta Office Park,
P.O. Box 31106, SMB,
Grand Cayman, Cayman
Citizen of Argentina

2.	Saul Zang
Director
Regatta Office Park,
P.O. Box 31106, SMB,
Grand Cayman, Cayman
Citizen of Argentina

3.	Clarisa Lifsic
Director
Regatta Office Park,
P.O. Box 31106, SMB,
Grand Cayman, Cayman
Citizen of Argentina

Directors of Dolphin Fund PLC

Directors

1.	Eduardo Sergio Elsztain (Chairman)
3rd Floor, Exchange House
54-62 Athol Street
Douglas - Isle of Man IM1 1JD
Citizen of Argentina

2.	Gary Gladstein
3rd Floor, Exchange House
54-62 Athol Street
Douglas - Isle of Man IM1 1JD
Citizen of USA

3.	Clarisa Lifsic
3rd Floor, Exchange House
54-62 Athol Street
Douglas - Isle of Man IM1 1JD
Citizen of Argentina

4.	Elizabeth Tansell
3rd Floor, Exchange House
54-62 Athol Street
Douglas - Isle of Man IM1 1JD
Citizen of Isle of Man

CUSIP No. 450047204	Page 19 of 28 Pages

5.	Saul Zang
3rd Floor, Exchange House
54-62 Athol Street
Douglas - Isle of Man IM1 1JD
Citizen of Argentina

6.	Mario Blejer
3rd Floor, Exchange House
54-62 Athol Street
Douglas - Isle of Man IM1 1JD
Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain
Chairman of the Board
Zabala 1422, 2nd floor
(11500) Montevideo
Republic of Uruguay
Citizen of Argentina

2.	Saúl Zang
Director
Zabala 1422, 2nd floor
(11500) Montevideo
Citizen of Argentina

3.	Eduardo Simon Bartfeld
Director
Zabala 1422, 2nd floor
(11500) Montevideo
Citizen of Uruguay

4.	Olga Stirling
Director
Zabala 1422, 2nd floor
(11500) Montevideo
Citizen of Uruguay

5.	Mario Parrado
Director
Zabala 1422, 2nd floor
(11500) Montevideo
Citizen of Uruguay

CUSIP No. 450047204	Page 20 of 28 Pages

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

2.	Saúl Zang
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

3.	Alejandro Gustavo Elsztain
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

4.	Clarisa Diana Lifsic
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

5.	Gabriel Adolfo Reznik
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

6.	Jorge Oscar Fernández
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

7.	Pedro Damaso Labaqui Palacio
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

CUSIP No. 450047204	Page 21 of 28 Pages

8.	Fernando Adrián Elsztain
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

9.	David Alberto Perednik
Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

10.	Salvador Darío Bergel
Alternate Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

11.	Juan Carlos Quintana Terán
Alternate Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

12.	Gastón Armando Lernoud
Alternate Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

13.	Enrique Antonini
Alternate Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

14.	Eduardo Kalpakian
Alternate Director
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

CUSIP No. 450047204	Page 22 of 28 Pages

Senior Management

1.	Alejandro Gustavo Elsztain
Chief Executive Officer
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

2.	Gabriel Blasi
Chief Financial Officer
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

3.	Alejandro Bartolomé
Chief Executive Officer of the Argentine Operation
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

4.	David A. Perednik
Chief Administrative Officer
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

5.	Alejandro Casaretto
Regional Manager of Agricultural Real Estate
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

6.	Carlos Blousson
Chief Executive Officer of the International Operation (Paraguay, Brazil and Uruguay)
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

Agrology S.A.

1.	Alejandro G. Elsztain
Chairman of the Board
Moreno 877, 21st floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

CUSIP No. 450047204	Page 23 of 28 Pages

2.	Saul Zang
Director
Moreno 877, 2st floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

3.	Gastón A. Lernoud
Director
Moreno 877, 21st floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

4.	Armando F. Ricci
Alternate Director
Moreno 877, 21st floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

2.	Saul Zang
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

3.	Alejandro Gustavo Elsztain
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

4.	Oscar P Bergotto
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

CUSIP No. 450047204	Page 24 of 28 Pages

5.	Fernando Adrián Elsztain
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

6.	Carlos Ricardo Estevez
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

7.	Cedric D. Bridger
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

8.	Marcos Fishman
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

9.	Fernando Rubin
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

10.	Gary S. Gladstein
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of USA

11.	Mauricio Wior
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

12.	Mario Blejer
Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

CUSIP No. 450047204	Page 25 of 28 Pages

13.	Salvador D. Bergel
Alternate Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

14.	Juan C. Quintana Terán
Alternate Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

15.	Emilio Cárdenas
Alternate Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

16.	Gabriel A. G. Reznik
Alternate Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

17.	Enrique Antonini
Alternate Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

18.	Daniel R. Elsztain
Alternate Director
Bolívar 108, 1 floor
(C1066AAD) Buenos Aires
Republic of Argentina
Citizen of Argentina

Senior Management

1.	Eduardo Sergio Elsztain
Chief Executive Officer
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

CUSIP No. 450047204	Page 26 of 28 Pages

2.	Gabriel Blasi
Chief Financial Officer
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

3.	David Alberto Perednik
Chief Administrative Officer
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

4.	Jorge Cruces
Chief Real Estate Officer
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

5.	Daniel R. Elsztain
Chief Real Estate Business Officer
Moreno 877, 23rd floor
(C1091AAQ) Buenos Aires
Republic of Argentina
Citizen of Argentina

CUSIP No. 450047204	Page 27 of 28 Pages

Transactions by the Reporting Persons or persons named in Schedule A hereto in Shares that were effected during the Transaction Period

Annex 1

Cresud’s transactions in IRSA GDR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	09/09/08	28.785	$8,2171	NYSE
Buy	09/10/08	12.050	$8,3395	NYSE
Buy	09/11/08	12.628	$8,2701	NYSE
Buy	09/12/08	9.800	$8,4101	NYSE
Buy	09/15/08	51.400	$8,0791	NYSE
Buy	09/16/08	18.500	$7,9364	NYSE
Buy	09/17/08	44.600	$7,6559	NYSE
Buy	09/18/08	497.000	$7,0000	NYSE
Buy	09/18/08	50.183	$7,2221	NYSE

Cresud’s transactions in IRSA Shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	09/09/08	50.000	ARS 2,5300	Buenos aires Stock Exchange
Buy	09/10/08	10.000	ARS 2,5000	Buenos aires Stock Exchange
Buy	09/11/08	26.370	ARS 2,5800	Buenos aires Stock Exchange
Buy	09/12/08	35.000	ARS 2,5800	Buenos aires Stock Exchange
Buy	09/16/08	4.836	ARS 2,4776	Buenos aires Stock Exchange
Buy	09/17/08	15.000	ARS 2,4000	Buenos aires Stock Exchange
Buy	09/18/08	10.000	ARS 2,2700	Buenos aires Stock Exchange

Eduardo Elsztain transactions in IRSA Shares

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	8/22/2008	200	ARS 2.8	Buenos aires Stock Exchange

Alejandro Elsztain transactions in IRSA GDR

Tran Type	Trade Date	Quantity (Units)	Price per Unit	Place
Buy	9/19/2008	12,853	$7.79	NYSE

CUSIP No. 450047204	Page 28 of 28 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: September 19, 2008

Eduardo S. Elsztain		Consultores Assets Management S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
		Title:	Chairman of the Board

IFIS Limited		Consultores Venture Capital Limited

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Inversiones Financieras del Sur S.A.		Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Eduardo S. Elsztain	By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain	Name:	Eduardo S. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

		By:	/S/ Saúl Zang
		Name:	Saúl Zang
		Title:	Attorney at Law

Dolphin Fund PLC		Agrology S.A.

By:	/S/ Eduardo S. Elsztain	By:	/S/ Alejandro G. Elsztain
Name:	Eduardo S. Elsztain	Name:	Alejandro G. Elsztain
Title:	Chairman of the Board	Title:	Chairman of the Board

Consultores Venture Capital Uruguay

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board